SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated January 8, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Sonde Resources Corp.
3100, 500 - 4th Avenue S.W.
Calgary, Alberta, T2P 2V6

2.	Date of Material Change:

December 31, 2013

3.	News Release:

A press release disclosing the material change was issued through Marketwire on December 31, 2013.

4.	Summary of Material Change:

On December 31, 2013, Sonde Resources Corp. (Sonde) announced the completion of the previously announced plan of arrangement pursuant to the Business Corporations Act (Alberta) (the Arrangement) with Marquee Energy Ltd. (Marquee) pursuant to which Marquee acquired, indirectly through Sonde's wholly-owned subsidiary 1771538 Alberta Ltd., substantially all of Sonde's Western Canadian assets, including all of its producing Southern Alberta properties (the Western Canadian Business Unit).

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On December 31, 2013, Sonde announced that it had completed the Arrangement pursuant to which Marquee acquired the Western Canadian Business Unit.

Pursuant to the terms of the Arrangement, Sonde received 21,182,491 common shares of Marquee (the Marquee Shares) plus $15 million cash. The Marquee Shares were then distributed by Sonde to Sonde's shareholders on the basis of approximately 0.34 of a Marquee Share for each common share of Sonde (Sonde Share) outstanding and the Sonde Shares were consolidated on the basis of 0.9 of a consolidated Sonde Share for each pre-consolidated Sonde Share outstanding. Sonde retained the $15 million cash received from Marquee.

The consolidated Sonde Shares commenced trading on the NYSE-MKT on January 2, 2014 and on the Toronto Stock Exchange on January 3, 2014.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

This material change report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following is the name and business telephone number of an executive officer of the Corporation who is knowledgeable about the material change and this report.

Rene Beaumier
Chief Financial Officer
Sonde Resources Corp.
(403) 503-7931

9.	Date of Report:

January 8, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	January 8, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer